Exhibit 99.1

Ellomay Capital Ltd. Announces 2017 Annual General Meeting of Shareholders

Tel-Aviv, Israel, August 10, 2017 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) ("Ellomay" or the "Company") an emerging operator in the renewable energy and energy infrastructure sector, today announced that it will hold its annual general meeting of shareholders (the "Meeting") on Thursday, September 14, 2017, at 2:00 p.m., Israel time, at Ellomay's offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 6688112, Israel.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Reelection of Mordechai Bignitz as external director for an additional three-year term;

3.	Approval of compensation of Mordechai Bignitz, the external director nominee;

4.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2017 and until the next annual general meeting of the Company's shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

5.	Receipt and consideration of the Auditors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2016.

Shareholders of record as of the close of business on August 15, 2017 will be entitled to vote at the Meeting or any adjournments thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about August 17, 2017. The proxy statement and proxy card will also be furnished to the Securities and Exchange Commission on Form 6-K on or about August 10, 2017.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposal under Item 2 and a portion of the proposal under Item 3 is required to comply with additional special "disinterested" voting requirements as set forth in the proxy statement. Item 5 does not require a shareholder vote.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company's offices at the above address by September 4, 2017. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC's website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than August 17, 2017.

Shareholders may vote their ordinary shares by means of a deed of vote or proxy card, which are required to be received by the Company, along with the documentation set forth in the proxy statement, by 10:00 a.m., Israel time, on September 14, 2017 (four hours prior to the Meeting), to be counted for the Meeting.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol "ELLO". Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel's largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel's total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay's controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release regarding the Company's plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company's business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com